FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of July, 2011

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Magic Software Announces New Partnership with Netential

PRESS RELEASE:

Magic Software Announces New Partnership with Netential

Netential to develop cloud-based services using Magic Software’s iBOLT business integration platform to extend the life of JD Edwards applications

Or-Yehuda, Israel, July 14, 2011 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of mobile, cloud-based, and on-premise application and business integration platforms, today announced a new partnership with Netential, one of the UK’s leading providers of managed enterprise computing infrastructure and services for the Oracle JD Edwards (JDE) community. As part of the agreement, Netential will provide Magic Software’s iBOLT within its portfolio of solutions for its clients.

iBOLT enables Netential to deliver powerful cloud-based services that improve its clients’ business productivity by cost-effectively integrating JDE with all their existing applications, databases, and third-party systems, such as Customer Relationship Management (CRM) applications. This enhancement will enable them to access and process data much faster, while streamlining business processes.

“We pride ourselves on helping businesses unlock the full potential of their systems. For this reason, iBOLT is the perfect choice,” said Christian Fronteras, Managing Director of Netential. “Our new cloud-based services not only enable users to extend the life of their existing applications, but also to respond more quickly and effectively to current and future demands. The ability to integrate with other applications, while maintaining a real-time view of their business, will mean that customers can make the most of what they already have.”

With more than 50 adapters, wizards, services, and methods, iBOLT allows organizations of any size to create continuous business processes based on JDE. The solution utilizes Magic Software’s proven metadata-based business integration platform to empower business analysts and JDE administrators to manage business processes using code-free, visually-oriented process design tools. With an integrated view of company data, managers and employees can make more informed business decisions, get more value from each business interaction, and achieve faster time to market for their products and services.

David Akka, Managing Director for Magic Software UK, Eire and the Nordics, comments: “We are delighted to have signed this partnership with Netential, which will enable them to build new sales opportunities and grow their business. iBOLT is designed to help users get more from their existing IT investments. This is crucial for organizations in the current climate, in which maximizing value and employing the best tools to make informed business decisions are of vital importance.”

About Netential

Netential provides managed enterprise computing infrastructure and services, or simply put, global business technology and application support.  Netential specializes in the support of business application technologies from Microsoft and the Oracle JD Edwards product lines, which is delivered by a global team of experts. For more information, visit www.netential.net.

About Magic Software

Magic Software Enterprises Ltd. (NASDAQ: MGIC) is a global provider of mobile, cloud-based, and on-premise application and business integration platforms. For more information, visit www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

Magic is the trademark of Magic Software Enterprises Ltd.  All other trademarks are the trademarks of their respective owners.

Magic Software press contact:

Tania Amar Magic Software Tel: +972 (0)3 538 9300 Email: tania@magicsoftware.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 14, 2011	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 Magic Software Announces New Partnership with Netential

Exhibit 10.1